                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 4)*

                        American Filtrona Corporation
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                                 Common Stock
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  026042101
                                  ---------
                                (CUSIP NUMBER)

 Bennett L. Kight, Esq., 999 Peachtree Street, Alanta, GA 30309 (404) 853-8000
--------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                              December 12, 1996
           -------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (continued on following pages)


                             (Page 1 of 4 Pages)

CUSIP No.  026042101            SCHEDULE 13D   Page     2    of     4     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Bennett L. Kight
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ X ]
                                                                    (b)   [ X ]


  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
           00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
           Not Applicable
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
           United States of America
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     See response to item 5 of attached Schedule 13D
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               See response to item 5 of attached Schedule 13D
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          996,164 shares
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]
          Not Applicable
          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          26.6%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 02604201              SCHEDULE 13D   Page     2    of     4     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Frances B. Bunzl
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ X ]
                                                                    (b)   [ X ]


  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          Not Applicable
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States of America
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     See response to item 5 on attached Schedule 13D
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               See response to item 5 on attached Schedule 13D
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          996,164 shares
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]
          Not Applicable
          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          26.6%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 026042101              SCHEDULE 13D   Page     2    of    4      Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          WBT Holdings LLC
          I.R.S. Identification No. Applied For
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ X ]
                                                                    (b)   [   ]


  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
           00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          Not Applicable
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          Georgia
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     -0-
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               -0-
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
           0
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]
          Not Applicable
          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          0%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          00
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                  This Amendment No. 4 to Schedule 13D relates to the Schedule 13D filed on February 22, 1989 on behalf of Mrs. Frances B. Bunzl and Mr. Bennett L. Kight, as co-executors of the Estate of Walter H. Bunzl (the "Bunzl Estate"). This Amendment No. 4 to Schedule 13D is now filed on behalf of Mrs. Bunzl and Mr. Kight in their capacities as general trustees or members of trust committees of various trusts and as directors of a private charitable foundation, as well as on behalf of WBT Holdings LLC, with regard to beneficial ownership of shares of common stock of American Filtrona Corporation ("AFC"). Mr. Kight is a director of AFC.

ITEM 1.           SECURITY AND ISSUER.

                  The information set forth in Amendment No.3 to Schedule 13D in response to this item has not changed as of the date of this Amendment.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a), (b) and (c) This Schedule is being filed by and on behalf of Mrs. Frances B. Bunzl and Mr. Bennett L. Kight, in their capacities as general trustees or members of trust committees of various trusts and as directors of a private charitable foundation, and on behalf of WBT Holdings LLC ("WBT Holdings"). Mrs. Bunzl resides at 3649 Peachtree Road, Apt. 105, Atlanta, Georgia 30319 and is not presently employed. Mr. Kight is a partner in the law firm of Sutherland, Asbill & Brennan. The principal business address of Mr. Kight is 999 Peachtree Street, Suite 2300, Atlanta, Georgia 30309. WBT Holdings, a Georgia limited liability company, is a holding company with a principal place of business at 999 Peachtree Street, Suite 2300, Atlanta, Georgia 30309.

                  The following table sets forth the executive officers of WBT Holdings. There are no other controlling persons of WBT Holdings.

         Name                            Position with WBT Holdings
         ----                            --------------------------
Frances B. Bunzl                                  Chairman
Bennett L. Kight                                  President

                  (d) None of WBT Holdings, Mr. Kight and Mrs. Bunzl has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) None of WBT Holdings, Mr. Kight and Mrs. Bunzl has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which was to subject them to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Both Mrs. Bunzl and Mr. Kight are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The information set forth in Amendment No.3 to Schedule 13D in response to this item has not changed as of the date of this Amendment.

ITEM 4.  PURPOSE OF TRANSACTION

                  As fiduciary owners of AFC stock in various capacities (general trustees of each of the Walter Bunzl Family Trusts, trust committee members of the Marital Trust and the Testamentary Trusts (all such trusts collectively, the "Walter Bunzl Trusts"), and directors of the Foundation), Mrs. Bunzl and Mr. Kight believe that the value of the investment in AFC of the Walter Bunzl Trusts and Foundation can best be preserved and increased by maintaining ownership of AFC, especially its plastics products business. The Walter Bunzl Trusts and Foundation have organized WBT Holdings, a limited liability company wholly-owned by such entities, to hold all of the AFC common stock owned by them as fiduciaries. Mrs. Bunzl serves as chairman of WBT Holdings, and Mr. Kight serves as its president.

                  The purpose of the creation of WBT Holdings is to further the objective of maintaining the ownership interests of the Walter Bunzl Family in AFC's plastics products business. This purpose is supported by Walter Bunzl's children, Richard C. Bunzl and Suzanne B. Wilner, who are the adult beneficiaries of the Walter Bunzl Trusts, and who own individually 31,778 shares each of AFC stock. In total, these 63,556 shares represent 1.7% of the outstanding shares of AFC stock as of November 7, 1996.

                  On December 12, 1996, a letter of intent was executed between WBT Holdings and the Special Committee of the board of directors of AFC, under which a wholly-owned subsidiary of WBT Holdings will merge with and into AFC, and all shareholders of AFC other than WBT Holdings will receive the merger consideration of $43 per share in cash. WBT Holdings has also signed a letter of intent for the simultaneous sale of the bonded fibers business of AFC to Bunzl plc, a U.K. company traded on the London Stock Exchange. Subject to business and financial reviews, the letter of intent between WBT Holdings and AFC contemplates the execution of a definitive merger agreement by January 17, 1997, and the execution of a definitive agreement between WBT Holdings and Bunzl plc at the same time. Thereafter, the transactions will be subject to regulatory approvals and submission to the shareholders of AFC for approval by the vote of more than two-thirds of all outstanding shares, as required by Virginia law.

                  WBT Holdings initiated the discussions with Bunzl plc concerning its acquisition of AFC's fibers business, and is committed to working in tandem with Bunzl plc to secure definitive agreements for the proposed cash merger and the simultaneous sale of the fibers business, so that AFC's stockholders will have the opportunity to vote on the merger transaction.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) and (b) Mrs. Bunzl and Mr. Kight, as members of the trust committee of the Marital Trust, and not individually, beneficially own within the meaning of Rule 13d-3, the 429,298 Marital Trust Shares which represent 11.5% of the 3,743,751 shares of AFC common stock outstanding as of November 7, 1996. As such, their actions with respect to the Marital Trust Shares are governed by the terms of the trust instrument and the general obligations of fiduciaries. In particular, Mr. Kight and Mrs. Bunzl may consult with each other and act in concert with respect to the voting and disposition of these shares. Mr. Kight expressly disclaims any pecuniary interest in the Marital Trust Shares.

                  Mrs. Bunzl and Mr. Kight, as directors, and not individually, also may be deemed to have beneficial ownership (within the meaning of Rule 13d-3) of the 36,800 Foundation Shares. Mrs. Bunzl and Mr. Kight, as directors, and not individually, share voting and dispositive power with respect to the Foundation Shares, along with Mrs. Bunzl's two adult children, who are also directors. These shares represent 1.0% of the outstanding shares of AFC common stock as of November 7, 1996. Mrs. Bunzl and Mr. Kight expressly disclaim any pecuniary interest in the Foundation Shares.

                  In their capacities as general trustees of each of the Walter Bunzl Family Trusts, and not individually, Mrs. Bunzl and Mr. Kight may also be deemed to have beneficial ownership (within the meaning of Rule 13d-3) of 505,892 shares of AFC common stock held by the Walter Bunzl Family Trusts. As general trustees, Mrs. Bunzl's and Mr. Kight's actions with respect to these 505,892 shares are governed by the terms of the trust instruments and the general obligations of fiduciaries. In particular, Mrs. Bunzl and Mr. Kight may consult with each other and act in concert with respect to the voting and disposition of these shares. These shares represent 13.5% of the outstanding shares of AFC common stock as of November 7, 1996. Mrs. Bunzl and Mr. Kight expressly disclaim any pecuniary interest in the shares of AFC common stock held by the Walter Bunzl Family Trusts.

                  In their capacities as members of the trust committees of each of the Testamentary Trusts, and not individually, Mrs. Bunzl and Mr. Kight may also be deemed to have beneficial ownership (within the meaning of Rule 13d-3) of the 24,174 shares of AFC common stock held in the Testamentary Trusts. As members of the trust committees, Mrs. Bunzl's and Mr. Kight's actions with respect to these 24,174 shares are governed by the terms of the trust instruments and the general obligations of fiduciaries. In particular, Mrs. Bunzl and Mr. Kight may consult with each other and act in concert with respect to the voting and disposition of these shares. These shares represent 0.6% of the outstanding shares of AFC common stock as of November 7, 1996.
Mr. Kight expressly disclaims any pecuniary interest in these shares.

                  The Marital Trust Shares, the Foundation Shares, the 505,892 shares of AFC common stock held in the Walter Bunzl Family Trusts and the 24,174 shares of AFC common stock held in the Testamentary Trusts total 996,164 shares, representing 26.6% of the 3,743,751 shares of AFC common stock outstanding as of November 7, 1996.

                  Upon contribution of the shares of AFC common stock held by the Walter Bunzl Trusts and the Foundation to WBT Holdings, WBT Holdings will own and hold the sole power to vote and dispose of 996,164 shares, representing 26.6% of the 3,743,751 shares of AFC common stock outstanding as of November 7, 1996.

                  (c) On November 25, 1996, Mr. Kight resigned as trustee or member of the trust committee for the R.H. Bunzl Trusts and the Rudolph Bunzl Family Trusts, which hold an aggregate of 593,540 shares of AFC common stock, and thus Mr. Kight no longer has beneficial ownership (within the meaning of Rule 13d-3) of such shares. Mr. Kight's resignation was effected by execution and delivery by Mr. Kight of an instrument of resignation addressed to the administrative trustees of such trusts.

                  (d) Any dividends paid on or proceeds from the sale of (i) the Marital Trust Shares will be paid to the Marital Trust, (ii) the Foundation Shares will be paid to the Foundation, (iii) the 505,892 shares held by the Walter Bunzl Family Trusts will be paid to such trusts, and (iv) the 24,174 shares held by the Testamentary Trusts will be paid to such trusts.

                  Upon contribution of the shares of AFC common stock held by the Walter Bunzl Trusts and the Foundation to WBT Holdings, WBT Holdings will have the right to receive or the power to direct receipt of dividends from or the proceeds of the sale of its shares of AFC common stock.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  In August 1981, certain lineal descendants of Robert H. Bunzl, the founder of AFC, and their spouses, including Walter H. Bunzl and Mrs. Bunzl, entered into a "Memorandum of Understanding and Intent" (the "Memorandum"). The Memorandum sets forth the understanding of the signatories thereto that they will consult with each other if possible and act together to achieve their goals on issues of mutual self-interest with respect to AFC common stock. In addition, the signatories state their intention that none of them will dispose of any AFC common stock that may be owned by them without first obtaining and considering the opinion of the other signatories. The Memorandum expressly provides, however, that it shall not in any way bind any signatory to take any particular action with respect to AFC common stock that may be owned by such signatory.

                  Rudolph Hans Bunzl and other members of his family have notified the other parties to the Memorandum, including Mrs. Bunzl, that they have rescinded the Memorandum.

                  Mrs. Bunzl and Mr. Kight expressly disavow the creation of any "group" under Rule 13d-5(b) as a result of the execution of the Memorandum. To the extent such a group may be deemed to exist, Mrs. Bunzl and Mr. Kight as (i) members of the trust committee of the Marital Trust, (ii) directors of the Foundation, (iii) general trustees of the Walter Bunzl Family Trust, and (iv) members of the trust committees of the Testamentary Trusts expressly disclaim membership in any such group and expressly disclaim any additional beneficial ownership of AFC common stock they may be deemed to have as a result of the existence of such a group.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

                  The following exhibits were filed on February 22, 1989 as part of the original Schedule 13D filed by Mrs. Bunzl and Mr. Kight:

                  Exhibit A:   Agreement regarding the joint
                               filing of this Schedule 13D.

                  Exhibit B:   Power of attorney authorizing
                               Bennett L. Kight to sign this
                               Schedule 13D and any amendments
                               thereto on behalf of Frances B. Bunzl.

                  Exhibit C:   Evidence of the qualification of
                               Frances B. Bunzl and Bennett L. Kight
                               as Co-Executors of the Estate of
                               Walter H. Bunzl

                  Exhibit D:   Memorandum of Understanding, dated August
                               26, 1981, by and among certain members of the Bunzl family.

                  The following are filed as exhibits to this Schedule 13D:

                  Exhibit 1: Agreement of WBT Holdings LLC regarding the joint filing of this Schedule 13D

                  Exhibit 2: Letter, dated December 12, 1996, from WBT Holdings LLC to Gilbert M. Rosenthal, Chairman of the Special Committee of the Board of Directors of American Filtrona Corporation

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

                  December 17, 1996       /s/ Frances B. Bunzl
                                         ---------------------
                                         Frances B. Bunzl, as trust committee
                                         member and as trustee, and not
                                                  individually



                  December 17, 1996       /s/ Bennett L. Kight
                                         ---------------------
                                         Bennett L. Kight, as trust committee
                                         member and as trustee, and not
                                         individually



                  December 17, 1996       /s/ Frances B. Bunzl
                                         ---------------------
                                         WBT Holdings LLC
                                         Frances B. Bunzl,
                                         Chairman

                                    EXHIBIT 1

                                  SCHEDULE 13D
                                    AGREEMENT

                  The undersigned hereby agrees that the Amendment No. 4 to
Schedule 13D, or any amendment thereto, which is filed on behalf of the group consisting of Frances B. Bunzl and Bennett L. Kight, each as trust committee member and as trustee and not individually, and the undersigned (and such other appropriate persons as may hereafter execute an agreement substantially to the effect hereof) pursuant to section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations there under with respect to the formation of a group owning more than five percent of the common stock of American Filtrona Corporation, is and will be filed jointly on behalf of each of the undersigned (and such other persons).

                  Dated as of December 20, 1996



                                                    /s/ Bennett L. Kight
                                                   ----------------------------
                                                   WBT Holdings LLC
                                                   Bennett L. Kight,
                                                   President

                                    EXHIBIT 2


                                WBT HOLDINGS LLC
                           999 PEACHTREE STREET, N.E.
                                   SUITE 2100
                             ATLANTA, GEORGIA 30309



                                December 12, 1996




Mr. Gilbert M. Rosenthal, Chairman
Special Committee of the Board of Directors
  of American Filtrona Corporation
c/o MedOutcomes, Inc.
3301 Rosedale Avenue
Richmond, VA  23230

Dear Gilbert:

                  WBT Holdings LLC ("WBT Holdings") is pleased to make the proposal to acquire American Filtrona Corporation ("AFC") set forth in this letter of intent. Upon its acceptance by AFC, this letter of intent will signify the intentions of the parties to negotiate in good faith to attempt to agree upon and execute a definitive Agreement and Plan of Merger (the "Merger Agreement") consistent with the terms and conditions contained herein and to obtain approval of the shareholders of AFC to the Merger Agreement. Except for the provisions of paragraphs 7 and 12 hereof (which are intended to be binding and enforceable), this letter is not intended to constitute a contract or an offer to enter into a contract, nor to be binding upon either of the parties, nor to create any legal obligations or rights in any party with respect to any of the matters set forth herein.

                  1. Form of Transaction. The Walter Bunzl family trusts (the "WB Trusts") would transfer all of their AFC shares to WBT Holdings, all of whose stock is owned by the WB Trusts. AFC would enter into an agreement and plan of merger (the "Merger Agreement") with WBT Holdings and WB Acquisition Corp., a new wholly-owned subsidiary of WBT Holdings ("Newco"), pursuant to which at the closing Newco would merge with and into AFC (the "Merger"). In the Merger, the outstanding shares of Newco capital stock would be canceled or converted into shares of AFC common stock, and the outstanding shares of AFC capital stock, other than the shares held by WBT Holdings, would be converted into the right to receive the consideration described in paragraph 2 below.

Mr. Gilbert M. Rosenthal
December 12, 1996
Page 2


                  2. Consideration. On the terms and conditions set forth in the Merger Agreement, each outstanding share of AFC capital stock (other than AFC shares held by WBT Holdings) automatically would be converted into a right to receive $43 in cash (the "Merger Consideration"). The Merger Agreement will specify that (i) each stock option outstanding immediately before the Merger shall be converted into the right to receive a cash amount equal to the difference between the Merger Consideration and the exercise price of such option and (ii) currently outstanding performance share awards for periods ending Dec. 31, 1996 may be settled in accordance with their terms by issuance of shares of AFC stock after that date and prior to the closing of the Merger, it being understood that 25% of the awards will not be earned under the applicable formula.

                  3. Payment of Merger Consideration. On or after the effective date of the Merger, the Merger Consideration and the option payments would be payable by a bank acting as exchange agent upon surrender to the exchange agent by each such shareholder of his or her certificates representing shares of AFC capital stock and by each option holder of his or her option agreements.

                  4. Interim Operations . Until the closing of the Merger Agreement, AFC shall be operated solely in the ordinary course with no dividends or distributions in respect of AFC's capital stock (other than regular quarterly dividends payable on or before the closing date), and, except as contemplated by and scheduled in the Merger Agreement, no major capital expenditures, bonuses, severance agreements or other adjustments to compensation, except normally scheduled changes, and no changes in capital structure, shall be paid or made without approval of Newco.

                  5. Due Diligence. From and after the date hereof, Newco and its lenders or their representatives will be provided with full access to AFC's books, records and premises upon reasonable notice to AFC and during regular business hours and also will be provided with copies of financial statements, tax returns, agreements and other materials as requested, which shall be kept confidential pursuant to the confidentiality agreement referred to in paragraph 12 below. Bunzl plc shall have the opportunity to review the financial condition, results of operations, business and prospects of the bonded fibers business of AFC (which will be purchased by Bunzl plc as described in and subject to paragraph 8) to the extent reasonably necessary in the circumstances with such limits as appropriate in light of the competitive relationship between AFC and Bunzl plc. All information received by Bunzl plc shall be subject to the confidentiality agreement referred to in paragraph 12 below. The parties' obligation to execute the Merger Agreement is subject to the satisfactory completion of such due diligence and to AFC's review of the provisions (including the purchase price)

Mr. Gilbert M. Rosenthal
December 12, 1996
Page 3


         contained in the Fibers Sale Agreement (as defined in paragraph 8). AFC will be provided a complete final draft of the Fibers Sale Agreement, including the pricing provisions, at least 48 hours prior to the scheduled execution of the Merger Agreement, during which period there will be a scheduled meeting of the AFC Special Committee and Board of Directors to act upon the Merger Agreement; provided, however, that AFC will enter into an agreement, as to which Bunzl plc will be a third party beneficiary, providing that, until the Merger Agreement is executed, (i) it will hold the terms and provisions of the Fibers Sale Agreement secret and confidential and neither it nor any of its representatives or advisors will disclose any of the terms or provisions of the Fibers Sale Agreement to any party other than AFC and its representatives and advisors, and (ii) neither it nor any of its advisors or representatives will use the Fiber Sales Agreement or any terms or provisions thereof for any purpose except the evaluation of the Merger Agreement from the standpoint of AFC and its shareholders.

                  6. Certain Fees. Newco and AFC each shall pay its own fees and expenses and those of its attorneys, agents and advisers. AFC shall not be obligated to any investment adviser, investment broker, finder or broker in connection with the proposed acquisition except for AFC's obligations to Goldman, Sachs & Co. pursuant to a letter dated June 28, 1996.

                  7. Exclusivity. From the date of acceptance of this letter of intent and until either the Merger Agreement is executed or Newco and Bunzl plc terminate their negotiations with AFC pursuant to this letter of intent, AFC will not, and will not permit any of its officers, directors, employees, financial advisors, agents or other representatives or those of any of its subsidiaries to, solicit or initiate any acquisition or takeover proposal or offer for AFC or any significant portion of its business or assets, however structured or to be effected, except (i) they may solicit proposals from not more than ten prospective competing bidders, and (ii) they may furnish information about AFC only in response to unsolicited bona fide requests therefor, and may enter into negotiations with competing bidders, provided, however, that Newco and Bunzl plc shall be notified promptly of the principal terms of all bona fide competing offers (whether solicited or unsolicited) made to AFC which AFC is pursuing.

                  8. Merger Agreement. AFC, WBT Holdings and Newco will negotiate in good faith to agree upon the provisions of the Merger Agreement on the basis set forth in this proposal. The Merger Agreement shall contain usual and customary representations and warranties (and supporting disclosures), agreements and conditions pending closing and other matters typically found in agreements relating to transactions of this type, size and complexity and otherwise satisfactory to the parties in form and substance. The Merger Agreement shall be executed and delivered as soon as possible,

Mr. Gilbert M. Rosenthal
December 12, 1996
Page 4


         and in no event later than January 17, 1997. If the parties have not executed a Merger Agreement by January 17, 1997, all obligations of the parties under this letter of intent (except those obligations provided in paragraph 12) shall terminate automatically. The Merger Agreement will be conditioned upon execution of a definitive agreement between Newco and Bunzl plc for sale of the assets of the bonded fibers business of AFC to Bunzl plc for cash (the "Fibers Sale Agreement"), which Agreement shall be attached as an Exhibit to the Merger Agreement. Without limiting the foregoing, the Merger Agreement shall provide for the following:

                           (a) Receipt by AFC of an opinion from Goldman, Sachs
                  & Co. at the time of execution of the Merger Agreement, and not withdrawn before the closing thereunder, that the Merger Consideration is fair to AFC shareholders.

                           (b) Approval by the Board of Directors of AFC of the
                  Merger and, subject to subparagraph (e) below, recommendation by the Board that the AFC shareholders approve the Merger.

                           (c) Approval of the Merger by holders of more than
                  two-thirds of the outstanding stock of AFC at a shareholders meeting to be duly called and held.

                           (d) After execution and prior to termination of the
                  Merger Agreement, neither AFC nor its officers, directors or agents shall at any time after execution of the Merger Agreement solicit or initiate any competing bids for AFC, but they may furnish information about AFC and enter into negotiations with competing bidders in each case who either were solicited in accordance with paragraph 7 above or after execution of the Merger Agreement make unsolicited bona fide requests therefor; provided, however, that Newco and Bunzl plc shall be notified promptly of the principal terms of all bona fide competing offers (whether solicited or unsolicited) made to AFC which AFC is pursuing.

                           (e) The Board of Directors of AFC shall have a
                  "fiduciary out," permitting it to terminate the Merger Agreement because of its receipt of a higher competing proposal at any time that the Board concludes, in good faith, after receiving the advice of its counsel, that such action is in the best interests of AFC and its shareholders.

                           (f) If the Board of Directors exercises its fiduciary
                  out, AFC shall be obligated as follows:

Mr. Gilbert M. Rosenthal
December 12, 1996
Page 5


                                    (i) if the competing proposal is consummated
                  on or before December 31, 1997 and the AFC shares held by WBT Holdings and its affiliates are voted in favor of or tendered pursuant to the proposal, AFC shall pay to WBT Holdings (x) the expenses incurred by WBT Holdings and Bunzl plc in connection with the Merger Agreement and the Fibers Sale Agreement, up to a maximum of 1% of the product of the Merger Consideration multiplied by the total number of shares of outstanding AFC stock and (y) a fee equal to 2% of the product of the Merger Consideration multiplied by the total number of shares of outstanding AFC stock;

                                    (ii) if the competing proposal is
                  consummated or is not consummated and WBT Holdings and its affiliates do not vote their AFC shares in favor of, or tender their shares pursuant to the proposal (or if the proposal is not submitted to AFC's shareholders at a special meeting or through a tender offer and WBT Holdings and its affiliates do not provide written confirmation of their agreement to so vote or tender their shares following a request from AFC for such confirmation), WBT will not be entitled to any break-up fee or expense reimbursement;

                                    (iii) in any situation not described in (i)
                  or (ii) above, AFC shall pay to WBT Holdings the expenses incurred by WBT Holdings and Bunzl plc in connection with the Merger Agreement and the Fibers Sale Agreement, up to a maximum of 1% of the product of the Merger Consideration multiplied by the total number of shares of outstanding AFC stock.

                           (g) The Merger Agreement shall contain customary
                  conditions to the obligations of Newco to proceed, including without limitation the following, and the other special conditions set forth below:

                                    (i) Stay bonuses and severance agreements
                           for employees will be limited to those approved by the Compensation Committee and Special Committee, as reported to WBT Holdings on July 26, 1996.

                                    (ii) The employment termination arrangement
                           with John Morgan will provide for a severance payment (in lieu of all salary and bonuses payable after the closing and all additional accruals or contributions that would be payable after the closing with respect to his interests under the Pension Plan, SERP and 401(k) Plan and, except as provided herein, in lieu of continued participation in welfare plans) of $800,000, and (y) AFC's continuing until December 31, 1999 to

Mr. Gilbert M. Rosenthal
December 12, 1996
Page 6


                           provide Mr. Morgan participation, as a retiree, in AFC's medical insurance plan (if available thereunder) on the same contributory basis as now in effect; provided, however, that Mr. Morgan will pay any premiums in excess of $9,000 for such coverage during 1997 through 1999. Mr. Morgan will enter into a non-competition agreement for a period of three (3) years with respect to the bonded fibers business providing for a payment of $400,000 to be made at closing and a noncancelable agreement to consult with Bunzl plc with respect to the bonded fiber business for a period of two (2) years providing for payments of $200,000 per year, both containing terms satisfactory to Bunzl plc and Mr. Morgan. AFC will hold Mr. Morgan harmless from the application of the golden parachute and excise tax provisions of Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended, respectively. This will include indemnification of Mr. Morgan for any excise tax obligations and any federal, state or local income, employment-related and excise tax obligations related to indemnification payments.

                                    (iii) The accuracy of warranties and
                           representations of AFC regarding AFC, its financial condition, operations, business, assets, liabilities and prospects.

                                    (iv) The absence of any material adverse
                           change in the financial condition, results of operations, business or prospects of AFC from that reflected in its June 30, 1996 financial statements.

                                    (v) The receipt of any necessary
                           governmental or contractual consents to the consummation of the Merger and the Fibers Sale Agreement so that the surviving corporation in the Merger or Bunzl plc, as applicable, can continue to use all of AFC's significant assets, including software and other contract rights, following the Merger.

                                    (vi) Satisfaction of all conditions in
                           Newco's financing commitments (which conditions shall be satisfactory to AFC) in the form attached as an Exhibit to the Merger Agreement that are not within the control of Newco and affiliates, all of which Newco agrees to use its best commercial efforts to have satisfied.

                                    (vii) Satisfaction of all conditions in the
                           Fibers Sale Agreement (which conditions shall be satisfactory to AFC) in the form attached as

Mr. Gilbert M. Rosenthal
December 12, 1996
Page 7


                           an Exhibit to the Merger Agreement that are not within the control of Newco and its affiliates, all of which Newco agrees to use its best commercial efforts to have satisfied.

                                    (viii) Relevant filings being made and
                           waiting periods expiring under the Hart-Scott-Rodino Act (as defined below).

                  9. Shareholder Approval. Following execution of the Merger Agreement, subject to paragraph 8(e), the Board of Directors of AFC shall:

                           (a) proceed promptly to call a special meeting of its
                  shareholders, to be held as soon as practicable, for the purpose of voting on the transactions contemplated herein;

                           (b) recommend approval by AFC's shareholders of the
                  transactions contemplated herein; and

                           (c) use its best commercial efforts to solicit
                  sufficient proxies to obtain such approval.

         In connection therewith, AFC shall prepare a proxy statement and other related proxy materials containing all information required by Rule 13e-3 under the Securities Exchange Act of 1934, all of which will be distributed to AFC's shareholders, and Newco and WBT Holdings shall prepare and file with the SEC all required documents, including documents complying with rules applicable to "going private transactions" as defined in Rule 13e-3.

                  10. Hart-Scott Filings. Promptly after the execution of the Merger Agreement, AFC, Newco and Bunzl plc will cooperate with each other in the preparation of all filings with respect to the transactions contemplated herein required to be made with the Federal Trade Commission (the "FTC") and the Department of Justice under the Antitrust Improvements Act of 1976 (the "Hart-Scott-Rodino Act"). In the event that the FTC or the Department of Justice requires any additional information with respect to the transactions, AFC, Newco and Bunzl plc will cooperate with each other in promptly obtaining and preparing such information and delivering it to the FTC and the Department of Justice.

                  11. Closing Date. The closing of the transactions contemplated hereby will take place at the offices of Hunton & Williams, Riverfront Plaza, Richmond, VA at 10:00 a.m. (local time) on the next business day following approval of the Merger

Mr. Gilbert M. Rosenthal
December 12, 1996
Page 8


         Agreement by AFC's shareholders and satisfaction of all other conditions to the Merger, or at such other place, on such other date and at such other time as the parties may mutually agree.

                  12. Confidentiality. The WB Trusts, their affiliates, agents and advisors have entered into a Confidentiality Agreement agreeing that all of the information that AFC or its agents and advisors shall provide to the WB Trusts, their affiliates, agents and advisors concerning AFC or that is obtained by Newco or its agents or advisors from its examination of the facilities, records and personnel of AFC will be used solely for the purpose of the evaluation of the proposed acquisition of AFC. WBT Holdings and Newco will be bound by that Confidentiality Agreement. Also, Bunzl plc will execute a confidentiality agreement containing terms and provisions satisfactory to AFC and Bunzl plc. AFC, WBT Holdings and Bunzl plc agree that there be no public statement about this proposal or disclosure of it to customers of AFC or Bunzl plc save as mutually agreed or as required by applicable law or by any governmental or regulatory authority or securities exchange.

                  13. Approval of Merger Agreement. The Merger Agreement effectuating this letter of intent is subject to approval by the Board of Directors of AFC.

                                       Yours truly,

                                       WBT Holdings LLC


                                       by:   /s/ Bennett L. Kight
                                             ----------------------------------
                                             Bennett L. Kight, President


                                       Accepted, this December 12, 1996.

                                       Special Committee


                                       by:   /s/ Gilbert M. Rosenthal
                                             ----------------------------------
                                             Gilbert M. Rosenthal, Chairman


BLK/ph
Enclosure

Mr. Gilbert M. Rosenthal
December 12, 1996
Page 9

cc:      Mr. Raymond C. Groth
         C. Porter Vaughan, III, Esquire
         Mr. David H. Coyle